SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

293904108
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
14,923,911

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
14,923,911

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,923,911

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
14,923,911

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
14,923,911

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,923,911

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
21,132,725

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
21,132,725

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,132,725

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 28.5%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
21,132,725

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
21,132,725

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,132,725

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.5%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
OO

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
PN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
CO

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
CO

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 293904108

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
36,056,636

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
36,056,636

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,056,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14 TYPE OF REPORTING PERSON
IN

The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 13 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the “Original 13D”), on behalf of the Reporting Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 36,056,636 Shares and 39,277 shares of Preferred Stock (as defined in Item 4). The aggregate purchase price paid by the Reporting Persons for the Shares and the Preferred Stock was approximately $97.6 million (including commissions and premiums for options to purchase Shares). The source of funding for the Shares and Preferred Stock held by the Reporting Persons was the general working capital of the respective purchasers. The Shares and Preferred Stock held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares and Preferred Stock was obtained through margin borrowing.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

On October 9, 2020, the subscription rights distributed by the Issuer in connection with the Rights Offering expired. Pursuant to the Investment Agreement, the Reporting Persons acquired an aggregate of 39,277 units, at a price per unit of $1,090, for an aggregate purchase price of $42,811,930, constituting (x) the Reporting Persons’ pro-rata share of the units issued in the Rights Offering (5,971 units) and (y) all units that remained unsubscribed for by other holders at the expiration of the Rights Offering (33,306 units). Each unit acquired by the Reporting Persons consisted of 750 Shares and one share of newly designated Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the “Preferred Stock”), resulting in the acquisition by the Reporting Persons of an aggregate of 29,457,750 Shares and 39,277 shares of Preferred Stock.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original 13D are hereby amended by replacing them in their entirety with the following:

(a) After taking the transactions described in Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate: (i) 36,056,636 Shares, representing approximately 48.6% of the Issuer’s outstanding Shares (based upon (x) the 44,214,603 Shares stated to be outstanding as of September 23, 2020 by the Issuer in the Issuer's prospectus relating to the Rights Offering, filed with the Securities and Exchange Commission on September 23, 2020, plus (y) the 30,000,000 Shares issued in the Rights Offering); and (ii) 39,277 shares of Preferred Stock, representing approximately 98.2% of the Issuer’s outstanding shares of Preferred Stock (based upon the 40,000 shares of Preferred Stock issued in the Rights Offering).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 14,923,911 Shares and 16,302 shares of Preferred Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares sand Preferred Stock. Icahn Partners has sole voting power and sole dispositive power with regard to 21,132,725 Shares and 22,975 shares of Preferred Stock. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares and Preferred Stock.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares and Preferred Stock which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares and Preferred Stock for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares and Preferred Stock which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares and Preferred Stock for all other purposes.

Item 5(c) of the Original 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares and Preferred Stock effected by the Reporting Persons within the last 60 days. All such transactions were acquisitions of Shares and Preferred Stock effected through the acquisition of units in the Rights Offering as described in Item 4.

Name of Reporting Person	Date	Amount of Securities	Price
Icahn Partners LP	See Item 4	17,231,250 Shares 22,975 shares of Preferred Stock	See Item 4
Icahn Partners Master Fund LP	See Item 4	12,226,500 Shares 16,302 shares of Preferred Stock	See Item 4

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2020

ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
ICAHN CAPITAL LP
IPH GP LLC

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

 [Signature Page of Amendment No. 13 to Schedule 13D – Enzon Pharmaceuticals, Inc.]